AGREEMENT RESPECTING CLOSING DATE

THIS AGREEMENT made effective the 20th day of November, 2006.

BETWEEN:

RED MILE ENTERTAINMENT, INC., a body corporate incorporated under the laws of the State of Delaware (the "Corporation")

-and-

J.F. MACKIE & COMPANY LTD., an a body corporate incorporated under the laws of the Province of Alberta (the "Agent")

WHEREAS the Corporation and the Agent entered into an agency agreement (the "Agency Agreement") dated October 19, 2006 with respect to the issuance by the Corporation of senior secured convertible debentures ("Debentures") having an aggregate principal amount of up to US$10,000,000.

AND WHEREAS the Agency Agreement provides that closings in respect of the issuance of debentures thereunder shall occur on October 19, 2006 and such other dates as may be agreed to in writing by the Corporation and the Agents.

AND WHEREAS the Corporation and the Agent wish to hold a closing on November 20, 2006 with respect to the issuance of Debentures having a face value of US$2,420,000 (the "Second Closing");

NOW THEREFORE this agreement witnesses that in consideration of the covenants, agreements, warranties and payments hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.01	Definitions

All capitalized terms used in this agreement shall have the same meaning as ascribed to them in the Agency Agreement unless otherwise defined herein.

ARTICLE 2

CLOSING DATE

2.01
The parties agree that for the purposes of the Second Closing the term "Closing Date" when used in the Agency Agreement and in all documents to be delivered pursuant to the Agency Agreement shall be November 20, 2006.

ARTICLE 3
GENERAL

3.01
Both parties hereto covenant and agree that each will, respectively at all times hereafter upon any reasonable request of the other, or their respective successors and assigns, and without further consideration, do and perform or cause to be done or perform all such other acts and things and execute or cause to be executed all such further deeds, documents, writings or other instruments and give all such further assurances as may be required by the other party to effectively carry out the intent and meaning hereof.

3.02
This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, and the federal laws of Canada applicable therein excluding reference to conflicts of laws principles.

3.03	This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.04
This agreement may be executed by facsimile and in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the day and year first written above.

RED MILE ENTERTAINMENT, INC.

Per: _________________________
Name:
Title:

J.F. MACKIE & COMPANY LTD.

Per:_________________________
Name:
Title: